SHINN & SONS, INC

Profit & Loss by Class

January through December 2022

	5_SAN FRANCISCO
Ordinary Income/Expense	
Income	
Sales	1,462,266.00
Total Income	1,462,266.00
Cost of Goods Sold	
Purchases	326,271.74
Total COGS	326,271.74
Gross Profit	1,135,994.26
Expense	
Advertising and Promotion	1,007.69
Amortization Expense	22,275.00
Automobile Expense	3,448.05
Bank Service Charges	0.00
Business Licenses and Permits	1,546.00
Charitable Contributions	3,200.00
Commission	179,186.99
Computer and Internet Expenses	0.00
Depreciation Expense	20,779.00
Dues and Subscriptions	1,299.83
Education	0.00
Employee Benefits	33,794.16
Insurance	15,033.70
Interest Expense	15,817.36
Marketing	865.86
Meals and Entertainment	
Business meal	1,748.24
Meals and Entertainment - Other	2,784.59
Total Meals and Entertainment	4,532.83
Merchant Account Fees	23,951.33
Miscellaneous Expense	0.00
Office Supplies	3,274.31
Outside Service	0.00
Parking and Tolls	233.33
Payroll Expenses	
Officers	
Officers Salary	157,800.00
Total Officers	157,800.00
Payroll Expenses - Other	362,882.43
Total Payroll Expenses	520,682.43
Payroll Tax Expense	39,970.45
Postage and Delivery	90.70
Professional Fees	
Accounting	3,500.00
Consulting	0.00
Legal	2,425.00
Total Professional Fees	5,925.00
Rent	60,748.37
Repairs and Maintenance	3,607.39
Security	1,080.00
Supplies	331.02
Tax-Property	5,098.27
Telephone	8,193.47
Travel	762.14
Uniform and Linen Service	2,148.42
Utilities	23,027.17
Web Development	0.00
Total Expense	1,001,910.27
Net Ordinary Income	134,083.99
Other Income/Expense	
Other Income	
Interest Income	0.00
Total Other Income	0.00
Other Expense	
State Tax	18,718.92
Total Other Expense	18,718.92
Net Other Income	-18,718.92
Net Income	**115,365.07**

SHINN & SONS, INC
Balance Sheet by Class
As of December 31, 2022

	5_SAN FRANCISCO
ASSETS	
Current Assets	
Checking/Savings	
CHASE_1,SAN MATEO - 0679	0.00
CHASE_2.LOS GATOS - 1818	0.00
CHASE_3.BELMONT - 1206	0.00
CHASE_4.CAMPBELL -1511	0.00
CHASE_5.SAN FRANCISCO - 0900	68,585.14
CHASE.6.General - 2232	-146,320.56
COMERICA BANK - 0900	145,468.00
COMERICA BANK - 0926	0.00
TECH-CUChecking	4,114.98
TECH-CU_Savings	100.97
Wells Fargo_2.LOS GATOS-0545	0.00
Wells Fargo_3.BELMONT-0529	0.00
Total Checking/Savings	71,948.53
Other Current Assets	
A/R between Stores	
Accounts Receivable From 1.SM	0.00
Accounts Receivable From 2.LG	0.00
Accounts Receivable From 3.BM	506.30
Accounts Receivable From 4.CB	3,162.68
Accounts Receivable From 5. SF	-150,385.84
Total A/R between Stores	-146,716.86
Cash On Hand	0.00
Employee Advance	210.00
Inventory	14,146.00
Note Receivable	
Corolla	0.00
Total Note Receivable	0.00
Total Other Current Assets	-132,350.86
Total Current Assets	-60,412.33
Fixed Assets	
Accumulated Depreciation	-254,782.37
Automobile and Truck	0.00
Furniture and Fixture	16,722.83
Leasehold Improvements	393,312.96
Machinary and Equipment	27,124.43
Total Fixed Assets	182,377.85
Other Assets	
Accumulated Amortization	-171,371.00
Covenant not to Compete	0.00
Goodwill	51,000.00
Lease Value	139,000.00
Security Deposits	
BOE	0.00
Fixture	0.00
Lease	4,000.00
Total Security Deposits	4,000.00
Start-Up Cost	22,495.50
Total Other Assets	45,124.50
TOTAL ASSETS	167,090.02
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Credit Card -5362	
Card BM -0821	0.00
Card CB -5754	0.00
Card SF -1074	459,183.51
Card SF -7891	119,646.85
Card SM -1442	44,678.82
Card SM -5362	-83,774.27
Card SM -8056	-69,291.56
Chase Credit Card -5362 - Other	-621,867.80
Total Chase Credit Card -5362	-151,222.45
Chase Credit Card -6787	
Card -6787	-4,002.32
Card LG -4626	1,306.64
Chase Credit Card -6787 - Other	-986.36
Total Chase Credit Card -6787	-3,682.04
Chase Credit Card SF -8527	12,685.49
Citi CC-6521	-1,805.19
Total Credit Cards	-144,024.19
Other Current Liabilities	
A/P between stores	
Accounts Payable to 1.SM	42,347.81
Accounts Payable to 2.LG	21,902.64
Accounts Payable to 3.BM	49,794.00
Accounts Payable to 4.CB	36,341.39
Accounts Payable to 5. SF	-202,689.48
Total A/P between stores	-52,303.64
Garnishment Payable	0.00
Payroll Liabilities	-4,751.22
Payroll Tax Payable	25.00
Sales Tax Payable	9,614.11
Total Other Current Liabilities	-47,415.75
Total Current Liabilities	-191,439.94
Long Term Liabilities	
SBA LOAN	
COMERICA	408,146.66
EIDL LOAN	0.00
Total SBA LOAN	408,146.66
Total Long Term Liabilities	408,146.66
Total Liabilities	216,706.72
Equity	
Common Stock	157,000.00
Retained Earnings	-271,849.29
Shareholder Distributions	-50,132.48
Net Income	115,365.07
Total Equity	-49,616.70
TOTAL LIABILITIES & EQUITY	167,090.02